Item 77(D) - The Board of Directors of RNP approved clarifying and amending changes to RNPs investment policies. These changes are effective January 15, 2015.

RNPs investment policy that limits its investment in debt securities to 20% of its total assets is being clarified to specify that investments in convertible preferred stock will not be considered debt securities for the purposes of the 20% limit on debt securities.

RNPs investment policy of investing at least 80% of its total assets in common stocks issued by real estate investment trusts and preferred securities is being clarified to specify that contingent capital securities (sometimes referred to as CoCos) and convertible preferred securities, which are types of hybrid preferred securities, are considered preferred securities for purposes of this policy.

Finally, RNPs investment policy limiting its investments in below investment grade securities to 20% of its total assets is being eliminated.

The changes in RNPs investment policies are being made to clarify the treatment of new products in the preferred securities space, to address the development of CoCos and convertible preferred securities, and to otherwise reflect changes in RNPs investment universe.

CoCos are debt or preferred securities with loss absorption characteristics. Some CoCos provide for mandatory conversion into common stock of the issuer under certain circumstances; others provide for a reduction in the par value or principal amount of the security. In addition to market and price risks, investors in these securities could experience a reduced income rate and any conversion would deepen the subordination of the investor and hence its standing in a bankruptcy. In addition, most CoCos are considered to be high yield or junk securities and are therefore subject to the risks of investing in below investment grade securities.

RNP will not be limited in the percentage of its assets that may be invested in below investment grade (or unrated) securities. Investing in below investment grade securities, or equivalent unrated securities, generally involves greater price volatility and risk of loss of income and principal, and may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher grade securities.